EXHIBIT 99.1

Statoil ASA: Information relating to first quarter 2016 dividend

STAVANGER, Norway, April 27, 2016 -- Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for first quarter 2016.

Dividend amount: 0.2201
Declared currency: USD
Last day including right: 9 August 2016
Ex-date: 10 August 2016
Record date:  11 August 2016
Payment date: On or around 23 September. 2016
Date of approval: 26 April 2016

Other information:

Dividend per share in NOK will be communicated 17 August 2016.

Subject to approval of the proposed scrip dividend programme at the Annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip programme for first quarter 2016 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524